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                       AGREEMENT REGARDING BASIC TERMS

     Based upon information furnished to the parties as of the date of this Agreement, Infusion Capital Partners, LLC ("Infusion") and Premier Concepts, Inc. ("Premier") would be interested in pursuing the following transactions with each other on the terms and conditions described herein:

     1.   Infusion Management Services

          a. Management Services Agreement. Premier and Infusion will enter into a mutually satisfactory Management Services Agreement (the "Management Services Agreement"). Pursuant to the Management Services Agreement, among other things, Premier will engage Infusion to (i) arrange the First Funding (defined in Section 2 below) and the Second Funding (defined in Section 3 below), (ii) coordinate the drafting of an analytical document for distribution by Premier to broker-dealers, (iii) supervise public relations relating to the distribution of such analytical document and to the financing and use of proceeds contemplated hereby and (iv) provide strategic, operational and investment banking advice.

          b. Limited Conditions to Second Funding. Premier may request the Second Funding at any time within the six (6) month period after the First Funding, and Infusion will arrange the Second Funding as soon as is reasonably practicable (but in no event more than thirty (30) days) after such request. Infusion will have no obligation to arrange the Second Funding, however, unless (i) Premier shall have obtained stockholder approval for the Second Funding (and any related transactions) on the basic terms described herein (and on such other terms as may be reasonably requested by Infusion or Second Investor (defined in Section 3 below)) and
(ii) there shall have occurred no breach or misrepresentation by Premier under any of its agreements with Infusion, First Investor (defined in Section 2 below) or MeridianTelesis, LLC ("Meridian"). If Premier does not request Infusion to arrange the Second Funding within such period, Infusion will have the option nonetheless to require Premier to obtain such stockholder approval and accept the Second Funding within thirty (30) days thereafter (subject to satisfaction of the conditions contained in the Second Stock Purchase Agreement (defined in Section 3 below)). Premier will solicit and use its best efforts to obtain the required stockholder approval prior to its filing of its report on Form 10-K for its fiscal year ended January 31, 1999.

          c. Compensation. Premier will pay Infusion the sum of $50,000 for such services. Infusion will be entitled to $25,000 of such sum upon signing the Management Services Agreement ($10,000 of which will be paid upon such signing and the balance of which will be paid in 3 consecutive monthly installments of $5,000 each) and to the remaining $25,000 of such sum upon the Second Funding (which shall be paid in the same manner). Upon the Second Funding, Premier will also issue Infusion as a financing fee a warrant to purchase 50,000 shares of its common stock at the price per share equal to$5/8 ($.625), which warrant shall be exercisable on a cashless basis for a period of 3 years from issuance. Infusion may assign all or any portion of such warrant. Infusion will also be entitled to preemptive rights on subsequent capital raises by Premier on terms and conditions to be determined by the parties. In the event the Second Funding does not occur, Infusion's cash compensation and the number of shares under Infusion's warrant will be reduced in proportion to the amount by which the First Funding is less than $500,000.

     2.   First Funding

          a. Purchase of Common Stock. Premier will enter into a mutually satisfactory Stock Purchase Agreement (the "First Stock Purchase Agreement") with an entity determined by Infusion (the "First Investor"). Pursuant to the First Stock Purchase Agreement, among other things, First Investor will invest $220,768.75 (the "First Funding") to purchase 353,230 shares of Premier's common stock, which shall constitute 19.9% of the then issued and outstanding shares of Premier's common stock .(1) Such First Funding shall occur before the close of business on March 11, 1999.

          b. Governance Rights. First Investor will have the right to elect a number of members of Premier's Board of Directors in proportion to its stake in Premier (rounded down for partial members, but not less than one). Premier will cause the election of such person(s) to be effective on the date of the First Funding and will compensate such Board members as it compensates its other Board members. First Investor will be entitled to other rights commonly accorded minority shareholders in similar transactions.

     3.   Second Funding

          a. Purchase of Convertible Preferred Stock. Premier will also enter into a mutually satisfactory Stock Purchase Agreement (the "Second Stock Purchase Agreement") with an entity or individuals determined by Infusion (which entity may be the First Investor or its assignee(s), the "Second Investor"). Pursuant to the Second Stock Purchase Agreement, among other things, if the Second Funding is requested or required as provided above and subject to the conditions therein, Second Investor will invest the difference between $500,000 and the amount of the First Funding to purchase shares of a new series of convertible preferred stock (the "Second Funding").

          b. Preferred Return. The preferred stock will be entitled to receive preferential cumulative distributions at an annual rate of ten percent (10%), which will be paid in common stock upon conversion at the average closing bid price for Premier's common stock for the fifteen (15) trading days preceding the conversion date.

          c. Conversion. The preferred stock will be converted into shares of Premier's common stock at the conversion price of $5/8 ($.625) per share of common stock. The preferred stock will convert any time after six (6) months following the date of the Second Funding either (i) at Second Investor's option or (ii) at Premier's option if the shares of common stock underlying such conversion are subject to an effective registration statement and have traded for a period of 20 consecutive days at a price in excess of 150% of the conversion price.

          d. Governance Rights. Second Investor will have the right to elect a number of members of Premier's Board of Directors in proportion to its stake in Premier (assuming conversion) (rounded down for partial members, but not less than one). Premier will cause the election of such person(s) to be effective on the date of the Second Funding and will compensate such Board members as it compensates its other Board members. Second Investor will be entitled to other rights commonly accorded minority shareholders in similar transactions.

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(1)Computed as follows:  1,775,025 shares of common stock outstanding x
19.9% = 353,230 shares @ $5/8 ($.625) per share = $220,768.75




          e. Additional Warrant. Upon the Second Funding, Premier will issue warrants to the First Investor and the Second Investor to purchase an aggregate of 100,000 shares of its common stock at the price per share equal to the average exercise price of Premier's Incentive Stock Options and Non-Plan Stock Options outstanding as of the date of the Second Funding
(but not to exceed $                  ), which warrants shall be
exercisable on a cashless basis for a period of 3 years from issuance. The allocation of the 100,000 aggregate shares under such warrants will be determined by First Investor, Second Investor and Infusion. In the event the Second Funding does not occur, Premier will issue the warrant for 50,000 shares to the First Investor.

     4. Registration Rights. Premier will file an appropriate registration statement to register, at its expense, for sale or resale under the Securities Act, the shares of common stock purchased by First Investor, the shares of common stock underlying the preferred stock purchased by Second Investor and the shares of common stock underlying the additional warrants of First Investor and Second Investor and the warrant issued to Infusion as soon as practicable after Premier files its report on Form 10-K for its fiscal year ended January 31, 1999 (but not later than May 31, 1999). Premier will use its best diligent efforts to cause such registration statement to become effective as soon as possible after filing and, in any event, not later than September 15, 1999. After registration, Premier will maintain a continuously effective registration statement covering such shares until all such shares of common stock have been sold (or with respect to warrant shares, the expiration of the warrant without exercise).

     5. Use of Proceeds. Premier will use at least $175,000 of the proceeds of the First Funding and Second Funding (in the aggregate) to engage Meridian to establish and expand Premier's e-commerce capabilities. As a condition to closing under the First Stock Purchase Agreement, Premier and Meridian will enter into a mutually satisfactory Services Agreement (the "Meridian Services Agreement") with respect to such matters. The parties will determine a schedule for the expenditure of such funds based on the strategic rollout of Premier's e-commerce platform. The remaining proceeds will be used for expenses of the transactions, to pay Infusion, to reduce the outstanding principal of Premier's bank debt, to acquire new stores and renovate existing stores and for working capital (all in accordance with a budget to be determined by the parties).

     6. Definitive Agreements. Promptly after execution of this Agreement by both parties, Infusion and Premier will work towards the preparation and execution of a definitive Management Services Agreement, First Stock Purchase Agreement, Second Stock Purchase Agreement and Meridian Services Agreement (the "Definitive Agreements"), together with ancillary documents necessary to accomplish the transactions and appropriate schedules disclosing requested information, all of which must be, as to form and substance, mutually satisfactory and acceptable to the applicable parties.

     7. Due Diligence. Premier will use reasonable efforts to cooperate with and assist Infusion, First Investor, Meridian and Second Investor in conducting a due diligence investigation between the date hereof and the date of the First Funding. Without limiting the foregoing, Premier will provide such parties and their authorized representatives, agents, auditors and counsel with copies of, or complete and unrestricted access during normal business hours to, all books, records, projections, financial information, agreements, governmental filings and correspondence, operations, properties, equipment and personnel of Premier, so long as the request therefor is reasonable and will not disrupt Premier's business. Such parties and persons will also have the right to discuss operating and financial matters with the accountants, attorneys, consultants, employees and former employees of Premier and others having an interest in Premier, including, without limitation, creditors and direct or indirect shareholders therein.

     8. Representations and Covenants. The Definitive Agreements will provide for Premier to make representations and warranties, and to agree to covenants, concerning all matters which could reasonably affect Infusion's, First Investor's, Meridian's or Second Investor's decision to consummate the transactions contemplated hereby.

     9. Conditions Precedent. The Definitive Agreements will not be effective, and Premier, Infusion and the other parties will have no obligations thereunder, unless and until, among other things, the following conditions have been satisfied or waived:

          a. Infusion and the other parties and persons entitled to conduct due diligence shall have completed their due diligence with respect to Premier and the transactions contemplated hereby, and the results of such due diligence shall have been satisfactory to such parties in their sole discretion.

          b. There shall have occurred no event or action which could result in a dilution in the percentage ownership in Premier to be acquired by Infusion, First Investor or Second Investor (whether at the time of issuance, conversion or exercise), except for the stock split referenced in Premier's December 18, 1998 Form 14-A filing, in which event the amounts of stock and warrants hereunder will be appropriately adjusted.(2) The Definitive Agreements will contain appropriate anti-dilution terms covering all shares of stock and warrants referred to herein.

          c. Premier will have obtained all necessary consents, authorizations and approvals (including, without limitation, those of its Board of Directors and stockholders (as provided herein)) for it to enter into and carry out these transactions and, if necessary, will have amended its organizational documents in order to effectuate these transactions.

          d. The representations and warranties of the parties contained in the Definitive Agreements will be true and correct as of the closing date thereunder and all covenants required to be performed by the parties shall have been performed.

          e. Premier shall have entered into Employment Agreements with its CEO, CFO and COO on terms and conditions acceptable to the parties.

     10. Indemnification and Remedies. Each party will indemnify and hold harmless the other from and against any misrepresentation, breach of warranty or failure to fulfill a covenant, condition or obligation contained in the Definitive Agreements. The rights and remedies of the parties will be cumulative.

     11. Non-disclosure. Each of the parties agrees that the information contained in this letter is confidential in nature and, except as may be required by subpoena, civil investigative demand or other similar process,

----------------------------
(2)Without limiting the foregoing, dilution will be deemed to have occurred in respect of Premier's Class A Warrants if its common stock price exceeds $5.00. Dilution will also be deemed to have occurred in the event of any other capital investment being made in Premier.
each agrees not to disclose to any person (excluding its members, shareholders, partners, managers, directors, officers, employees, agents, representatives, consultants and counsel, all on a need-to-know basis) the fact that discussions or negotiations are taking place between the parties, any of the terms or conditions of this or any prior or subsequent letter or document or any discussions or negotiations of transactions (including the identity of any party referred to herein) or information furnished in connection herewith or therewith without the prior written consent of such party. Each of the parties shall use such information only for the purpose of engaging in such negotiations with each other. Further, except to the extent required otherwise by any governmental authority, subpoena, civil investigative demand or other similar process, each of the parties shall treat confidentially, and not disclose except as contemplated hereby, any information provided to it by the other party and designated as confidential. No information will be deemed confidential and subject to this Section 11 if it is developed independently by a party, was available to a party prior to the date hereof or becomes generally available to the public other than as a result of a breach by a party of its obligations hereunder. The provisions of this Section 11 will survive the termination hereof and any negotiations and discussions between the parties hereto.

     12. Termination Date. This Agreement may be terminated by either party in writing without liability or obligation if Definitive Agreements containing representations, covenants, conditions and other terms mutually acceptable to the parties have not, for whatever reason, been executed and become effective on or prior to the close of business on March 11, 1999, unless extended in writing by the parties hereto (such original or extended date, the "Termination Date"). The parties agree to proceed in good faith and with reasonable diligence to execute and make effective Definitive Agreements by such date.

     13. Exclusivity. From the date hereof until the Termination Date, Premier shall not directly or indirectly (including, without limitation, through any director, officer, employee, agent, representative, broker or affiliate, or any other intermediary whatsoever) solicit, engage in negotiations with or provide information to any person or entity whatsoever, other than as referred to herein, concerning any transaction(s) regarding, or similar to, the subject matter hereof.

     14. Entire Understanding. These terms supersede all prior correspondence, agreements, understandings and discussions of the parties relevant to the subject matter hereof. This is not intended to confer, nor does it confer, any third-party beneficiary rights.

     15. Expenses. Except as to be provided in the Management Services Agreement, each party shall bear its own costs and expenses (including all legal, accounting, investment banking and other costs) with respect to these transactions, whether the transactions are consummated or not, and the Definitive Agreements will so provide.

     16. Binding Effect. Except for Sections 6,7 and 11- this Section 16, this Agreement is subject to the proper execution and effectiveness of Definitive Agreements not later than the Termination Date. The Definitive Agreements will be prepared by counsel to Infusion and will include additional terms and provisions not specified above which are customary for similar transactions or required by any party based on information or circumstances of which it becomes aware after the date hereof. These terms are merely a guide to the preparation of mutually satisfactory Definitive Agreements. Nothing herein shall be construed to preclude other provisions consistent with the financial terms of these transactions from being inserted in the Definitive Agreements at the request of any party provided the other party agrees. Except to the extent of damages arising from a breach by either of Sections 11 or 13 above, neither party shall have any liability hereunder or in connection herewith.

     IN WITNESS WHEREOF, the parties have executed this Agreement by their duly authorized officers this 26th day of February, 1999.

                              INFUSION CAPITAL PARTNERS, LLC

                              By:
                                 ----------------------------------------
                                 David M. M. Taffet, President

                              PREMIER CONCEPTS, INC.

                              By:
                                 ----------------------------------------
                                 Sissel B. Greenberg, President and CEO